SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Acquires 8% of Coca-Cola FEMSA’s Total Outstanding Stock from The Coca-Cola Company

FEMSA’s economic ownership in Coca-Cola FEMSA increases
from 45.7% to 53.7% following the acquisition and its
voting ownership increases from 53.6% to 63.0%

          MONTERREY, Mexico, Nov. 3 /PRNewswire-FirstCall/ -- Fomento Economico Mexicano, S.A. de C.V. (“FEMSA”) (NYSE: FMX) today announced the completion of its acquisition through its subsidiary Compania Internacional de Bebidas, S.A. de C.V. of 148,000,000 Series “D” shares of Coca-Cola FEMSA, S.A. de C.V. (“KOF”) from certain subsidiaries of The Coca-Cola Company (“TCCC”), representing 8.02% of the total outstanding equity of KOF, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. The acquisition of additional shares took place pursuant to a Memorandum of Understanding between FEMSA and TCCC relating to the acquisition of Panamco by KOF in 2003.

          Following the acquisition by FEMSA of shares from TCCC, economic ownership stakes in KOF are 53.7% for FEMSA, 31.6% for TCCC, and the public float remains unchanged at 14.7%. Voting ownership in KOF is now 63.0% for FEMSA and 37.0% for TCCC. The acquisition does not represent a change in the control or management of the company.

          FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca- Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 4,000 stores.

SOURCE  Fomento Economico Mexicano, S.A. de C.V.
          -0-                                                       11/03/2006
          /CONTACT: FEMSA, Investors, +011-52-818-328-6167 or investor@femsa.com.mx or Media, +011-818-328-6046, or comunicacion@femsa.com.mx /
          /Web site:  http://www.femsa.com /

CO:    Fomento Economico Mexicano, S.A. de C.V.; Coca-Cola FEMSA, S.A. de C.V.;
          The Coca-Cola Company
ST:     Mexico
IN:     FOD
SU:    TNM

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Javier Astaburuauga

Javier Astaburuauga
Chief Financial Officer
Date: November 3, 2006